As filed with the Securities and Exchange Commission on November 25, 2025	Registration No. 333 -

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 _________________________________

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

 ______________

Kabushiki Kaisha Mitsui Sumitomo Financial Group

(Exact name of issuer of deposited securities as specified in its charter)

 ______________

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of issuer’s name into English)

 ______________

Japan

(Jurisdiction of incorporation or organization of issuer)

 _________________________________

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

 ______________

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

 ______________

Sumitomo Mitsui Banking Corporation

New York Branch

277 Park Avenue

New York, New York 10172

(212) 224-4000

(Address, including zip code, and telephone number, including area code, of agent for service)

 _________________________________

Copies to:

Christopher Kodama Davis Polk & Wardwell LLP Izumi Garden Tower 33F 1-6-1 Roppongi Minato-ku, Tokyo 106-6033, Japan +81-3-5574-2600	Herman H. Raspé, Esq. Jean-Claude Lanza, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2000

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing.
☐ on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

 _________________________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (ADS(s)), each ADS representing the right to receive three-fifths (3/5) of one (1) common share of Sumitomo Mitsui Financial Group, Inc. (the “Company”)	1,000,000,000 ADSs	$5.00	$50,000,000.00	$6,905.00

*	Each unit represents 100 ADSs.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (16) and (17).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (14).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt - Paragraph (16).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (14) and (18).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (13).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (7); Reverse of Receipt - Paragraphs (19) and (20).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (10).

Item 2.		AVAILABLE INFORMATION	Face of Receipt - Paragraph (13).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt filed as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)	(i) Form of American Depositary Receipt. – Filed herewith as Exhibit (a)(i).

(ii) Deposit Agreement, dated as of November 1, 2010, by and among Sumitomo Mitsui Financial Group, Inc. (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”). ___ Filed herewith as Exhibit (a)(ii).

(b)	Letter Agreement, dated as September 30, 2024, by and between the Company and the Depositary. ___ Filed herewith as Exhibt (b).

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. ___ Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, dated as of November 1, 2010 (as may be amended and/or supplemented from time to time), by and among Sumitomo Mitsui Financial Group, Inc., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 25th day of November, 2025.

Legal entity created by the Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive three-fifths (3/5) of one (1) common share of Sumitomo Mitsui Financial Group, Inc.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Keith Galfo
Name: Keith Galfo
Title: Vice-President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Sumitomo Mitsui Financial Group, Inc., certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Tokyo, Japan, on November 25, 2025.

SUMITOMO MITSUI FINANCIAL GROUP, INC.

By:	/s/ Toru Nakashima
	Name:	Toru Nakashima
	Title:	Director President and Group Chief Executive Officer (Representative Executive Officer)

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Kazuyuki Anchi and Jun Okahashi to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on November 25, 2025.

Signature	Title

/s/ Makoto Takashima	Chairman of the Board
Name: Makoto Takashima

/s/ Toru Nakashima	Director President and Group Chief Executive Officer
Name: Toru Nakashima
(Principal Executive Officer)

/s/ Teiko Kudo	Director Deputy President and Executive Officer
Name: Teiko Kudo

/s/ Kazuyuki Anchi	Director Senior Managing Executive Officer
Name: Kazuyuki Anchi
(Principal Financial and Accounting Officer)

/s/ Toshihiro Isshiki	Director
Name: Toshihiro Isshiki

/s/ Honami Matsugasaki	Director
Name: Honami Matsugasaki

/s/ Sonosuke Kadonaga	Director
Name: Sonosuke Kadonaga

/s/ Jun Sawada	Director
Name: Jun Sawada

/s/ Yoriko Goto	Director
Name: Yoriko Goto

/s/ Isao Teshirogi	Director
Name: Isao Teshirogi

/s/ Norimitsu Takashima	Director
Name: Norimitsu Takashima

/s/ Charles D. Lake II	Director
Name: Charles D. Lake II

/s/ Jenifer Rogers	Director
Name: Jenifer Rogers

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America, has signed this Registration Statement on Form F-6 in New York, New York on November 25, 2025.

Authorized Representative in the United States

By:	/s/ Hirofumi Otsuka
Name:	Hirofumi Otsuka
Title:	Senior Managing Executive Officer and Chief Executive Officer, Head of Americas Division, Sumitomo Mitsui Banking Corporation, New York Branch

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of American Depositary Receipt

(a)(ii)	Deposit Agreement

(b)	Letter Agreement

(d)	Opinion of counsel to the Depositary

(e)	Rule 466 Certification